December 11, 2009

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

We are in receipt of your comment letter dated October 15, 2009 regarding Form 10-K/A for the Fiscal year Ended December 31, 2008 and Form 10-Q for the Quarterly periods ended March 31, 2009 and June 30, 2009 (File No. 001-31771).

We are continuing to work on the response which will include amended filings.  Unfortunately, due to some unforeseen health issues by an internal party we are behind schedule on filing the response but currently intend to file the response along with amended filings prior to the end of the year.  I respectfully request the additional time and hopefully will have everything complete prior to the upcoming holidays.

As always, should you have any questions or concerns please do not hesitate to contact me directly at (631) 342-8800 ext 8802 or jrose@medlinkus.com.

Regards,

James Rose
Chief Financial Officer

1 Roebling Court., Ronkonkoma, NY 11779
Tel: (631) 342-8800  Fax: (631) 342-8819
www.medlinkus.com